UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Silgan Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

   827048 10 9
(CUSIP Number)

           December 31, 2009
(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   ☐   Rule 13d-1(b)

               ☐   Rule 13d-1(c)

               ☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827048 10 9                                                                   13G                                                                Page 2 of  9

1 1. Names of Reporting Persons R. Philip Silver
I.R.S. Identification
Nos. of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (see instructions)	(a) [ ]
(b) [ ]

  3.          SEC Use Only

4. Citizenship or Place of Organization United States

5. Sole Voting Power 5,072,280
Number of
Shares
Beneficially 6. Shared Voting Power 1,296,464
Owned by
Each
Reporting 7. Sole Dispositive Power 5,072,280
Person
With
8. Shared Dispositive Power 1,296,464

9. Aggregate Amount Beneficially Owned
by Each Reporting Person 6,368,744

10. Check if the Aggregate Amount
in Row (9) Excludes Certain Shares (see instructions) [ ]

11. Percent of Class Represented by Amount in Row (9) 16.7%

12. Type of Reporting Person (see instructions) IN

CUSIP NO. 827048 10 9                                                                   13G                                                                Page 3 of  9

1. Names of Reporting Persons D. Greg Horrigan
I.R.S. Identification
Nos. of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (see instructions)	(a) [ ]
(b) [ ]

  3.          SEC Use Only

4. Citizenship or Place of Organization United States

5. Sole Voting Power 3,301,770
Number of
Shares
Beneficially 6. Shared Voting Power 1,548,500
Owned by
Each
Reporting 7. Sole Dispositive Power 3,301,770
Person
With
8. Shared Dispositive Power 1,548,500

9. Aggregate Amount Beneficially Owned
by Each Reporting Person 4,850,270

10. Check if the Aggregate Amount
in Row (9) Excludes Certain Shares (see instructions) [ ]

11. Percent of Class Represented by Amount in Row (9) 12.7%

12. Type of Reporting Person (see instructions) IN

Item 1(a)	Name of Issuer:	Silgan Holdings Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices: 4 Landmark Square
Suite 400
Stamford, CT 06901

Item 2(a)               Name of Person Filing:

This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Act, each person filing this statement acknowledges that he is responsible for the completeness and accuracy of the information concerning him but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he knows or has reason to believe that such information is inaccurate.

R. Philip Silver
D. Greg Horrigan

Item 2(b)               Address of Principal Business Office or, if none, Residence:

The business address of R. Philip Silver is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

The business address of D. Greg Horrigan is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

Item 2(c)	Citizenship: Each of the persons filing this statement is a United States citizen.

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)               CUSIP Number:                              827048 10 9

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

                 If filing as a non-U.S. institution in accordance with section 240.13d-
                 1(b)(1)(ii)(J), please specify the type of institution:  ______________________.

   Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2009, Mr. Silver may be deemed to be the beneficial owner of 6,368,744 shares of Common Stock.  This amount consists of (i) 2,257,505 shares of Common Stock owned directly by Mr. Silver over which he has sole voting and dispositive power; (ii) 2,814,775 shares of Common Stock owned by grantor retained annuity trusts of which Mr. Silver is the sole trustee with sole voting and dispositive power; (iii) 1,123,539 shares of Common Stock owned by the Robert Philip Silver 2002 GRAT Article III Trust for Benefit of Spouse and Descendants (of which Mr. Silver’s spouse is a co-trustee), over which Mr. Silver may be deemed to have shared voting and dispositive power; and (iv) 172,925 shares of Common Stock owned by the Silver Family Foundation of which Mr. Silver, his spouse and his sons are the trustees with shared voting and dispositive power.  This amount excludes (x) 857 shares of Common Stock issuable for 857 restricted stock units granted to Mr. Silver under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 1, 2008 but for which Mr. Silver has deferred receipt of such shares until June 1, 2017, (y) 877 shares of Common Stock issuable for 877 restricted stock units granted to Mr. Silver under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 5, 2009 but for which Mr. Silver has deferred receipt of such shares until June 5, 2013, and (z) 1,117 shares of Common Stock issuable for

1,117 restricted stock units granted to Mr. Silver under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vest on May 27, 2010 but for which Mr. Silver has deferred receipt of such shares until May 27, 2014.

As of December 31, 2009, Mr. Horrigan may be deemed to be the beneficial owner of 4,850,270 shares of Common Stock.  This amount consists of (i) 2,993,374 shares of Common Stock owned directly by Mr. Horrigan over which he has sole voting and dispositive power; (ii) 48,500 shares of Common Stock owned by The Pay It Forward Foundation (formerly known as Futures Foundation) of which Mr. Horrigan and his spouse are the trustees with shared voting and dispositive power; (iii) 308,396 shares of Common Stock owned by the Horrigan Family Limited Partnership of which Mr. Horrigan is the sole general partner with sole voting and dispositive power; and (iv) 1,500,000 shares of Common Stock owned by grantor retained annuity trusts of which Mr. Horrigan and his spouse are co-trustees and may be deemed to have shared voting and dispositive power.  This amount excludes (x) 857 shares of Common Stock issuable for 857 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 1, 2008 but for which Mr. Horrigan has deferred receipt of such shares until June 1, 2017, (y) 877 shares of Common Stock issuable for 877 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 5, 2009 but for which Mr. Horrigan has deferred receipt of such shares until June 5, 2018, and (z) 1,117 shares of Common Stock issuable for 1,117 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vest on May 27, 2010 but for which Mr. Horrigan has deferred receipt of such shares until May 27, 2019.

(b)	Percent of class:

According to the Issuer’s most recent Quarterly Report on Form 10-Q, the number of shares outstanding of the Issuer’s Common Stock as of October 30, 2009 was 38,229,426.  The shares of Common Stock which Mr. Silver may be deemed to beneficially own as of December 31, 2009 constitute approximately 16.7% of such total number of shares of Common Stock outstanding.  The shares of Common Stock which Mr. Horrigan may be deemed to beneficially own as of December 31, 2009 constitute approximately 12.7% of such total number of shares of Common Stock outstanding.

(c)	Number of shares of Common Stock as to which the person has:

   Mr. Silver

   (i)           Sole power to vote or to direct the vote:                                                                      5,072,280
   (ii)          Shared power to vote or to direct the vote:                                                                  1,296,464
   (iii)         Sole power to dispose or to direct the disposition of:                                                    5,072,280
   (iv)         Shared power to dispose or to direct the disposition of:                                                1,296,464

   Mr. Horrigan

   (i)           Sole power to vote or to direct the vote:                                                                      3,301,770
   (ii)          Shared power to vote or to direct the vote:                                                                  1,548,500

               (iii)         Sole power to dispose or to direct the disposition of:                                                    3,301,770
               (iv)         Shared power to dispose or to direct the disposition of:                                                1,548,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2010

/s/ R. Philip Silver
R. Philip Silver

/s/ D. Greg Horrigan
D. Greg Horrigan

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of this Amendment No. 7 to Schedule 13G with respect to the Common Stock, $.01 par value, of Silgan Holdings Inc.  This Joint Filing Agreement shall be included as an exhibit to such Amendment No. 7 to Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of February, 2010.

/s/ R. Philip Silver
R. Philip Silver

/s/ D. Greg Horrigan
D. Greg Horrigan

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